UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28659/March 25, 2009

_____

In the Matter of   :
                                         :
DIAMOND PORTFOLIO INVESTMENT TRUST   :
8730 Stony Point Parkway   :
Suite 205   :
Richmond, VA 23235   :
                                         :
(811-22129)   :
                                         :
_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Diamond Portfolio Investment Trust filed an application on
December 31, 2008, requesting an order under section 8(f) of
the Act declaring that it has ceased to be an investment
company.

On February 27, 2009, a notice of filing of the application
was issued (Investment Company Act Release No. 28639). The
notice gave interested persons an opportunity to request a
hearing and stated that an order disposing of the application
would be issued unless a hearing was ordered. No request for
a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis
of the information set forth in the application, as amended,
that applicant has ceased to be an investment company.
Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                              Florence E. Harmon
                               Deputy Secretary